SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 0-12449

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

SMC CASH ACCUMULATION PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCPIE Holdings Inc.
1888 Century Park East
Los Angeles, California 90067

SMC CASH ACCUMULATION PLAN

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
December 31, 2001 and 2000 and year ended December 31, 2001

REPORT OF INDEPENDENT AUDITORS

SCPIE Management Company as the
Administrator of SMC Cash Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of SMC Cash Accumulation Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    ERNST & YOUNG LLP

Los Angeles, California
May 29, 2002

SMC CASH ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2001	2000
ASSETS
Investments at fair value:
Mutual funds	$13,643,514	$13,019,487
Short-term investment funds	—	1,350,409
Common stock—SCPIE Holdings Inc.	—	22,453
Participant loans	451,231	540,989

Net assets available for benefits	$14,094,745	$14,933,338

See accompanying notes.

SMC CASH ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2001

Additions
Investment income (loss):
Net depreciation in fair value of investments	$(2,257,936)
Interest and dividends	182,005

(2,075,931)

Contributions:
Employer	999,148
Participants	1,140,656

2,139,804

Total additions	63,873

Deductions
Benefits paid to participants	896,387
Administrative expenses	6,079

Total deductions	902,466

Net decrease in net assets	(838,593)

Net assets available for benefits:
Beginning of year	14,933,338

End of year	$14,094,745

See accompanying notes.

SMC CASH ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS

1.    Description of the Plan

The following description of the SMC Cash Accumulation Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of SCPIE Management Company (the Company) who are age 21 or older. Participants pay the administrative expenses of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 15% of pretax annual compensation, as defined in the Plan, up to $10,500. During 2000, highly compensated employee participants were allowed to contribute up to 8%. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. Company contributions to the Plan are discretionary. During 2001, the Company matched 200% (100% during 2000) of the individual participant’s contributions up to the first 3% (6% during 2000) of base compensation.

During 2001, the Company provided an additional contribution to all the participant’s 401(k) accounts equal to 1% of total eligible pay. During 2000, the Company made no such contributions.

During 2001, both employee and employer contributions were based on base salary, overtime and bonus pay. During 2000, contributions were based on base compensation only.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Individual participant’s accounts are charged with loan fees if the participant takes a loan against his account.

SMC CASH ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

1.    Description of the Plan (continued)

Participant Accounts (continued)

Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in 100% of their contributions and the Company’s contributions made after January 1, 2001, plus actual earnings thereon. Vesting in the Company contributions made on or before December 31, 2000, plus actual earnings thereon is based on years of continuous service. Such contributions are vested at 34% after one year of service, 67% after two years of service, with full vesting after three years of service, or upon the attainment of age 65, death or permanent disability of the participant.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions among the following CIGNA and Fidelity Investments Funds:

CIGNA

Guaranteed Income Fund

Objective: Safety of principal, attractive rate of returns, liquidity from corporate bonds and commercial mortgages.

Core Bond Fund

Objective: Higher current income, through investments in moderate fixed income obligations.

CIGNA Lifetime 20

Objective: Growth, income and capital preservation through stock, bonds, and short-term investments.

SMC CASH ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

1.    Description of the Plan (continued)

Investment Options (continued)

CIGNA (continued)

CIGNA Lifetime 30

Objective: Growth, income and capital preservation through stock, bonds, and short-term investments.

CIGNA Lifetime 40

Objective: Growth, income and capital preservation through stock, bonds, and short-term investments.

CIGNA Lifetime 50

Objective: Growth, income and capital preservation through stock, bonds, and short-term investments.

CIGNA Lifetime 60

Objective: Growth, income and capital preservation through stock, bonds, and short-term investments.

Large CAP Value/John A. Levin & Co.

Objective: Long-term capital appreciation from equities, with little or no need for current income.

Large CAP Value/Dresdner RCM

Objective: Long-term capital appreciation from equities, with little or no need for current income.

Growth & Income/Multi-Manager

Objective: Capital growth and current income, through investments in moderate to high large company equity securities.

S&P 500 Index

Objective: A total return which corresponds to that of the Standard & Poor’s 500 Index.

SMC CASH ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

1.    Description of the Plan (continued)

Investment Options (continued)

CIGNA (continued)

Invesco Dynamics

Objective: Long-term capital appreciation from equities, with little or no need for current income.

Mid CAP Blend/Cadence

Objective: Long-term capital appreciation from equities, with little or no need for current income.

Small CAP Growth/Timessquare

Objective: Rapid growth of capital, through investments in small company stock.

Small CAP Value/Berger

Objective: Rapid growth of capital, through investments in small company stock.

American Century International Growth Account

Objective: Increased returns from participation in foreign stock markets, as well as associated portfolio diversification benefits.

International Blend/Bank of Ireland

Objective: Increased returns from participation in foreign stock markets, as well as associated portfolio diversification benefits.

Janus Adviser Worldwide Account

Objective: Increased returns from participation in foreign and domestic stock markets, as well as associated portfolio diversification benefits.

CIGNADIRECT

Objective: Capital growth through investments offered by CIGNA Financial Services, Inc.

Fidelity

Fidelity Retirement Money Market Portfolio

Objective: Current income, preservation of capital, and liquidity from money market instruments.

SMC CASH ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

1.    Description of the Plan (continued)

Investment Options (continued)

Fidelity (continued)

Fidelity Intermediate Bond Fund

Objective: A high level of current income, through investment in high- and medium-grade fixed income obligations.

Fidelity Fund

Objective: Long-term capital growth, with a reasonable level of current income as a secondary objective, through investment in common stocks.

Fidelity Independence Fund

Objective: Capital appreciation through investments primarily in, but not restricted to, common stocks.

Fidelity Growth & Income Portfolio

Objective: High total return through a combination of current income and capital appreciation by investing mainly in equity securities.

Fidelity Blue Chip Growth Fund

Objective: Long-term growth of capital, through investments in common stocks of well-known and established companies.

Spartan U.S. Equity Index Fund

Objective: A total return which corresponds to that of the Standards & Poor’s 500 Index.

During 2001, the SCPIE Holding Inc. common stock was deleted as an investment option of the plan.

Participants may change their investment options on a daily basis.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their nonforfeitable account balance. Loan transactions are treated as a transfer between the investment funds and the participant loans

SMC CASH ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

1.    Description of the Plan (continued)

Participant Loans (continued)

fund. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at 2% above the prime rate at the time the loan is entered. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Benefits become payable to participants upon their termination of employment with the Company.

On completion of service, a participant may receive a lump-sum amount equal to the account balance less 20% withheld for federal income tax vested value of his or her account. The participant may also elect to receive installments over a period the participant selects.

2.    Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Short-term investment funds and participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

SMC CASH ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

3.    Investments

During 2001, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Mutual funds	$(2,255,133)
Common stock SCPIE Holdings Inc.	(2,803)

$(2,257,936)

The Plan’s investments are presented in the following table.

	December 31
	2001		2000
Investments at fair value as determined by quoted market price:
Fidelity Retirement Money Market Portfolio	$—		$1,350,409	*
Fidelity Intermediate Bond Fund	—		599,544
Fidelity Fund	—		3,977,877	*
Fidelity Independence Fund	—		5,684,066	*
Fidelity Growth & Income Portfolio	—		931,996	*
Fidelity Blue Chip Growth Fund	—		990,295	*
Spartan U.S. Equity Index Fund	—		835,709	*
SCPIE Holdings Inc.	—		22,453	*
Guaranteed Income Fund	2,018,608	*	—
Core Bond Fund	1,412,975	*	—
CIGNA Lifetime 20	4,488		—
CIGNA Lifetime 30	151,921		—
CIGNA Lifetime 40	269,597		—
CIGNA Lifetime 50	96,889		—
CIGNA Lifetime 60	61,151		—
Large CAP Value/John A. Levin & Co.	73,836		—
Large CAP Value/Dresdner RCM	4,527,049	*	—
Growth & Income/Multi-Manager	3,706,089	*	—
S&P 500 Index	812,011	*	—
Invesco Dynamics	104,961		—
Mid CAP Blend/Cadence	25,165		—
Small CAP Growth/Timesquare	145,796		—
Small CAP Value/Berger	160,047		—
American Century International Growth Account	8,489		—
International Blend/Bank of Ireland	21,322		—
Janus Adviser Worldwide Account	20,566		—
CIGNADIRECT	22,554		—

	13,643,514		14,392,349
Investments at estimated fair value:
Participant loans	451,231		540,989

Total investments at fair value	$14,094,745		$14,933,338

*	Investment represents more than 5% of the Plan’s net asset at year-end.

SMC CASH ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

4.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.    Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated June 22, 1995, stating that the Plan qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

SMC CASH ACCUMULATION PLAN
EIN: 95-2980685 Plan: 001

SCHEDULE H, LINE 4(I)—SCHEDULE OF ASSETS (Held at End of Year)
December 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
Guaranteed Income Fund*	26.42 shares	$2,450,821	$2,018,608
Core Bond Fund*	11.94 shares	1,588,248	1,412,975
CIGNA Lifetime 20*	12.06 shares	4,816	4,488
CIGNA Lifetime 30*	12.10 shares	152,751	151,921
CIGNA Lifetime 40*	11.88 shares	295,162	269,597
CIGNA Lifetime 50*	11.96 shares	96,885	96,889
CIGNA Lifetime 60*	12.22 shares	61,167	61,151
Large CAP Value/John A. Levin & Co.*	15.30 shares	75,639	73,836
Large CAP Value/Dresdner RCM*	7.38 shares	5,516,969	4,527,049
Growth & Income/Multi-Manager*	11.20 shares	4,585,589	3,706,089
S&P 500 Index*	62.75 shares	929,486	812,011
Invesco Dynamics*	23.18 shares	134,457	104,961
Mid CAP Blend/Cadence*	11.53 shares	41,023	25,165
Small CAP Growth/Timesquare*	15.62 shares	146,131	145,796
Small CAP Value/Berger*	17.66 shares	364,800	160,047
American Century International Growth Account*	9.30 shares	13,288	8,489
International Blend/Bank of Ireland*	9.87 shares	21,320	21,322
Janus Adviser Worldwide Account*	32.04 shares	21,240	20,566
CIGNADIRECT*	1.00 shares	123,382	22,554
Participant loans*	Various	—	451,231

			$14,094,745

*	Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

SCPIE MANAGEMENT COMPANY CASH ACCUMULATION PLAN

By:	/s/ ROBERT B. TSCHUDY
Robert B. Tschudy Senior Vice President and Chief Financial Officer of SCPIE Management Company and Plan Administrator

Dated:  June 28, 2002

INDEX TO EXHIBITS

Exhibit		Page

23.1	Consent of Ernst & Young LLP	15